As filed with the Securities and Exchange Commission on October 6, 2000
 File No.
          ------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             MENTOR PROMOTIONS, INC.
             (Exact name of registrant as specified in its charter)

     Nevada                               522200                  75-2900513
-----------------------------    -------------------------    -----------------
(State or jurisdiction of        (Primary Industrial            I.R.S. Employer
incorporation or organization)    Classification Code No.)    Identification No.

      892 Steger Town Drive, Suite 34, Rockwall, Texas 75032 (972) 772-7740
     -----------------------------------------------------------------------
   (Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                                   Mark Wells
      892 Steger Town Drive, Suite 34, Rockwall, Texas 75032    (972) 772-7740
      ------------------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code of agent for service)

             Copies to:    T. Alan Owen & Associates, P.C.
             ---------     -------------------------------
                                Attorneys at Law
                          1112 E. Copeland Road, Suite 420
                               Arlington, Texas 76011
                                 (817) 460-4498
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.


                         CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------
Title of Each            Amount      Proposed Maximum        Proposed           Amount of
Class of Securities       To be       Offering Price    Maximum Aggregate     Registration
to be Registered         Registered    Per Share (1)       Offering Price (1)      Fee
-------------------------------------------------------------------------------------------
Common stock,
$0.001 par value
Minimum                 200,000          $0.25               $  50,000          $269
Maximum               2,000,000          $0.25               $ 500,000          $269

Common stock
$0.001 par value (2)    200,000          $0.25               $  25,000
-------------------------------------------------------------------------------------------
Total maximum         4,200,000          $0.25               $ 525,000          $269 (3)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
(1)  Estimated solely for the purpose of calculating the registration fee.
(2) Represents securities being registered for resale by selling security holders.
(3)  Represents minimum fee.

                                                         Initial public offering
                                                                     prospectus
                             Mentor Promotions, Inc.

                Minimum of 200,000 shares of common stock, and a
                   Maximum of 2,000,000 shares of common stock
                                 $0.25 per share

We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our sole officer and director, Mark Wells. The offering price was determined arbitrarily and we will raise a minimum of $50,000 and a maximum of $500,000. The funds will be held in escrow by an attorney until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued. The offering will end on April 10, 2001 and should we not sell the minimum amount, the funds will promptly be returned to investors, and no interest will be paid on these funds.

The Offering:
                                    Per Share        Minimum      Maximum
                                    ---------        -------      -------
Public Offering Price . . .           $0.25          $ 50,000     $500,000


There is currently no market for our securities and no market may ever develop for our securities.
                          ----------------------------

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" Beginning on Page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.
                          -----------------------------


                    This Prospectus is dated October 6, 2000

                               PROSPECTUS SUMMARY

OUR COMPANY

         We were incorporated on August 2, 2000 in the State of Nevada. Our executive offices are located at 892 Steger Town Drive, Suite 34, Rockwall, Texas 75032. We are engaged in the promotion of companies and/or products over the internet. The funds from this offering will allow us to increase further develop our advertising and marketing strategies, evaluate and create new email lists for marketing and make agreements with websites in order to increase exposure on behalf of our clients and potential clients. The minimum funds raised in this offering will take us to a point where we reach the operating stage.

         As well as being a newly formed company, we:
o        are controlled by one individual;
o rely on our sole officer and director to manage the business, this offering and continuing operations to see us through to profitability;
o        have limited operating history with little revenue from operations;
o operate in an industry with low barriers of entry which could add to our competition, and one in which there are many competitors already, many of which have much greater resources than we do; and
o received a report from our independent certified public accountant who gave us a 'going concern' opinion which states that we do not have sufficient capital or operations to show that we can continue as a viable business for the coming year.

THE OFFERING
                                                   Minimum          Maximum
                                                   -------          -------
Common stock offered                                200,000         2,000,000
Total shares outstanding after this offering      4,400,000         6,200,000

Officers, directors and their affiliates will not be able to purchase shares in this offering.

USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:
         o        pay expenses of this offering
         o develop our technology to accumulate and analyze demographic information
         o        marketing and general working capital

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.


We are a recently formed company, formed in the State of Nevada on August 2, 2000, with limited activity and expect to have losses that may continue for the foreseeable future.

We have not achieved profitability from continued operations and expect to incur net losses for the foreseeable future. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

We rely on our sole officer for decisions and he will retain substantial control over our business after the offering and may make decisions that are not in the best interest of all stockholders.

Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 90.91% (or 64.52% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.

We may have to raise additional capital which may not be available or may be too costly.

Our capital requirements are and will continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses. Our potential profitability depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund operations through June 2001. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We anticipate seeking additional financing through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.

We may experience difficulties with developing our technology to accumulate and analyze data which could cause us to have poor performance in our business, which could cause us to lose customers and in turn could cause the value of your investment to decline or become worthless.

We will be dependent upon our ability to accumulate and analyze demographic data in order to target specific portions of the internet market which our clients will expect us to be able to do. If we are unable to obtain or develop the technology to accumulate enough email addresses and analyze the demographic information, we may find it difficult to obtain clients to promote and this will have an adverse effect on our business and the value of your investment may decline or become worthless.


                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.


                                 USE OF PROCEEDS

         The total cost of the minimum offering is estimated to be $16,769, or $33,769 if the maximum is sold consisting primarily of legal, accounting and blue sky fees.

         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                                   $50,000          $500,000
                                                   Minimum          Maximum
--------------------------------------------------------------------------------
Legal, Accounting & Printing Expenses              9,500             26,500
Other Offering Expenses                            7,269              7,269
Net Proceeds to Company                           33,231            466,231
                                                --------          ---------
TOTAL                                           $ 50,000          $ 500,000

The following describes each of the expense categories:
     o    legal,   accounting  and  printing  expense  is  the  estimated  costs associated with this offering;
     o other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.


         The following table sets forth how we anticipate using the net proceeds to the company:

                                                   $50,000        $500,000
                                                   Minimum        Maximum
--------------------------------------------------------------------------------
Development of website                            $ 10,000        $  50,000
Office equipment                                     4,000           46,000
Salaries                                              -0-            90,000
Internet security                                     -0-            15,000
Buying/developing new email lists                   24,000          245,000
General corporate overhead                           5,231           20,231
                                                  --------        ---------
Proceeds to company                               $ 33,231        $ 466,231

         We have a fully operational website which is our main asset. To date, our internet activity is limited and we have little revenue from operations.

                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The projected book value of our common stock as of September 30, 2000 was $20,668 or $0.005 per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.25 per share, after deducting estimated offering expenses), our projected book value as of September 30, 2000 would be approximately $53,889 or $0.01 per share, if the minimum is sold, and $486,899 or $0.08 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.25 per share, you will pay substantially more than our current shareholders. The following represents your dilution:
     o if the minimum of 200,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.01 per share and an immediate increase in book value per common share to our current stockholders.
     o if the maximum of 4,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.08 per share and an immediate increase in book value per common share to our current stockholders.


The following table illustrates this per share dilution:
                                                        Minimum          Maximum
Assumed initial public offering price                    $0.25            $0.25

Projected book value as of September 30, 2000            $0.00            $0.00
Projected book value after this offering                 $0.01            $0.08
Increase attributable to new stockholders:               $0.01            $0.08

Projected book value
    as of September 30, 2000 after this offering         $0.01            $0.08
Decrease to new stockholders                            ($0.24)          ($0.17)
Percentage dilution to new stockholders                   96 %             68 %

         The following table summarizes on a projected basis as of September 30, 2000, shows the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

Minimum offering
----------------
                       Number        Percent                 Average
                      of shares     of shares     Amount     price per
                        owned         owned        paid       share      % paid
--------------------------------------------------------------------------------
Current
shareholders          2,200,000       91.7       $ 14,000    $ 0.006      18.9

New investors           200,000        8.3       $ 50,000    $ 0.25       81.1
                      ----------------------------------------------------------


Total                 2,400,000        100.0     $ 74,000

Maximum offering
----------------
                       Number        Percent                 Average
                      of shares     of shares     Amount     price per
                        owned         owned         paid       share      % paid
--------------------------------------------------------------------------------

Current
shareholders          2,200,000       52.4       $  14,000   $ 0.006       2.7

New investors         2,000,000       47.6       $ 500,000   $ 0.25       97.3
                     -----------------------------------------------------------


Total                 4,200,000        100.0     $ 527,000


                              PLAN OF DISTRIBUTION

         This is a direct participation offering of our common stock and is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, Mark Wells. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Wells, introduced to Mr. Wells and personally contacted by him or referred to him.

         The money we raise in this offering before the minimum amount is sold will be held under an escrow agreement with T. Alan Owen & Associates, P.C., Attorneys at Law. Such funds will be refunded immediately, without interest, if the minimum amount is not sold by April 6, 2001.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.


                                 USE OF PROCEEDS

         The total cost of the offering is estimated to be $16,769 if the minimum is sold, or $33,769 if the maximum is sold, consisting primarily of legal, accounting and blue sky fees. We will pay these costs out of the funds we raise in this offering.

         The following table shows how we plan to use the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                                      $50,000          $500,000
                                                      minimum          maximum
--------------------------------------------------------------------------------
Legal, accounting & printing expenses                   9,500           26,500
Other offering expenses                                 7,269            7,269
Net proceeds to company                                33,231          466,231
                                                     --------        ---------
Total                                                $ 50,000        $ 500,000

The following describes each of the expense categories:

     o    legal,   accounting  and  printing  expense  is  the  estimated  costs associated with this offering;
     o other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

         The following table shows how we plan to use the net proceeds to the company:

                                                     $50,000         $500,000
                                                     minimum         maximum
--------------------------------------------------------------------------------
Development of website                               $ 10,000        $  50,000
Office equipment                                        4,000           46,000
Salaries                                                  -0-           90,000
Internet security                                         -0-           15,000
Buying/developing new email lists                      24,000          245,000
General corporate overhead                              5,231           20,231
                                                   ----------       ----------
Proceeds to company                                  $ 33,231        $ 466,231

         We have a fully operational website which is our main asset. To date, our internet activity is limited and we have little revenue from operations.


                             DESCRIPTION OF BUSINESS

         We were incorporated in Nevada on August 2, 2000. Our founder, Mark Wells is our sole director, officer and employee and holds 4,000,000 shares of common stock which we issued to him for $4,000, composed of $500 cash and $3,500 of his services.

         We are a company that promotes products or companies on the internet. The internet has become a significant part of our lives, both in business and personally. Although we do not use our website to solicit business at this time, we have a basic website which is in process of being updated at http://www.mentor-promotions.com, which describes our various services. Our main method of advertising our services is through direct contact.

         The method we use to promote or advertise a product or business is via the internet. To date, we have had limited activity because we need more money to fund online questionnaires, purchasing email lists, etc.

         When we raise the funds from this offering, we will have sufficient funds and we will focus on email, banner ads and links to other sites. We will purchase email lists for specific categories and develop other lists, refine and analyze the lists in order to better target our email advertising to get the greatest response per email. We also plan to develop a variety of services to assist companies promote themselves or their products over the internet.

         Our goal is to become a boutique advertiser on the internet by assisting companies to target their advertising specifically to persons whose demographic data and interests as indicated by them on questionnaires meet the parameters of our clients.

          Our initial concentration will be twofold:

     o firstly, to purchase email lists of internet users who fit certain profiles;
     o secondly, we will develop a software system that can take the demographic and interest information that we buy or gather from people over the internet. When complete, this system will allow us to automate the choosing of all email addresses that relate to a specific target category or interest type and design an email advertisement and sent it without having to physically determine which emails to send the advertisement to.

          As part of our service we plan to:

     o analyze site traffic; this includes th return frequency of visitors, their country of origin, which sites are sending visitors and search engines used to find your site;
     o 24 hour monitoring of the website; this includes pager notification if necessary, instant email notification, weekly email summary reports and even monitors your competitors sites;
     o    monitor how many hits the website gets;
     o    monitor the links and images on all pages of the website;
     o customize a clients website to include links that appear to be part of the site itself i.e. a search engine link;
     o submission of a clients site to search engines; this can increase traffic and exposure to a site. Depending upon the services subscribed for, we will purchase, on behalf of the client, services that offer a site to come up in the top twenty or fifty lists of a search engine;
     o    customize a message board on the website; and
     o have a poll where clients can survey their visitors on any topic; these are good for getting interest and getting return visits.

         As we develop the systems to integrate and analyze the data from visitors, from email questionnaires or from purchased email lists, we will be able to provide a complete range of services to a client for the promotion of their product or business over the internet.

Growth Strategy:
----------------
         Our objective is to initially target businesses that need to get their name known to internet users. We have chosen this strategy because a business by advertising or promoting its name will draw internet users to its website and there will be able to sell one or more products. The key for those companies will be to have an appealing and user friendly website.

         We believe that there are many companies needing our services because of the higher projected growth for the direct marketing (internet) channel is primarily based on an increased user familiarity with PCs, coupled with the emergence of industry standards and component commonality, and the resultant increase in customer comfort with using the internet to research or purchase products without the need to "touch and feel" them. In addition, broader product offerings, lower prices and greater purchasing convenience that direct marketers generally provide over traditional retail stores and local dealers.

Status of product or services based on public information requiring an investment or material assets of the issuer.
--------------------------------------------------------------------------------
         As we are a new company, we do not have any information that has been made public or that will require an investment or material asset of ours.

Dependence on One or a Few Major Customers.
------------------------------------------
         As we are a new company, we have limited business and so it is too early to tell if we could become dependent on one or a few large companies as our customers. We do not anticipate becoming dependent on a few companies as our source of income.

Need for Governmental Approval of Principal Products or Services.
----------------------------------------------------------------
         We are not aware of any governmental approval requirements to transact this type of business.

Effect of Existing or Probable Governmental Regulations on the Business.
-----------------------------------------------------------------------
         We are not aware of any probable governmental regulations on our business that would affect our operations.

Research and Development.
------------------------
         We have no research and development. We will enter into a program to accumulate demographic and other data on internet users and this will be an ongoing part of our business.

Costs and Effects of Compliance with Environmental Laws.
-------------------------------------------------------
         We are not aware of nor do we anticipate any environmental laws with which we will have to comply.

Number of Employees.
-------------------
         We have one employee, the President, who is not paid at this time.

Operations and Technology.
-------------------------
         We have a basic system whereby we can promote companies and/or their products over the internet. The system is not proprietary and will be continually upgraded as newer and better systems become available for us to service our clients. Our real technology will be in the processes we use to accumulate and analyze data which we purchase or collect. Accordingly, our future success will depend our ability to adapt to rapidly changing internet marketing strategies and to continually improve the performance, features and reliability of our service in response to our clients needs and competitive services and evolving demands of the marketplace.

Additional information.
----------------------
         We have made no public announcements to date and have no additional or new products or services. In addition, we don't intend to spend funds in the field of research and development, but as previously outlined, we do intend to spend monies on customer sponsored research activities relating to the development of new email lists, services or techniques; and as previously described, we anticipate spending funds on improvement of existing systems, services and techniques.


                               PLAN OF OPERATIONS

         Following is our plan of operations based upon the amount of capital we raise in this offering. We are currently seeking to raise between $50,000 and $500,000 to expand our business. Our market is defined as those companies who wish to expose themselves or their products to viewers over the internet and do not have the ability or expertise to do it themselves.

Assuming we raise the minimum amount in this offering, netting approximately $43,231 to the company, we will be able to fund the following:

          o Develop our website in order to automate many of the functions of accumulating the data and;
          o    Design enhancements to our existing website;
          o Purchase computer equipment so that we can have our own server and secure our information;
          o    Purchase email lists;
          o Develop a marketing program whereby we send out email research questionnaires to develop our own email lists based upon our own questionnaire; and
          o Use for general corporate overhead such as telephones, printing, etc.

         At this level of funding, we would be able to attract clients, generate revenue be profitable and operationally self sustaining and will not need to raise additional capital for operations.

Assuming we raise the maximum amount in this offering, netting approximately $466,231 to the company, we will be able to accomplish the following in addition to the activities listed above:
          o hire a full time programmer to assist with our plan of business to increase our effectiveness and response time;
          o expand our number of email lists, purchase new ones and increase the amount of email lists we develop internally;
          o institute a program of internet security in order to protect our email lists and the information; and
          o    hire a salesman to market our services.

         This level of funding will allow us to purchase or develop a significant inventory of email lists in order to offer them to customers to promote their companies and/or their products. This will allow us to be profitable and give us financial resources to accelerate our growth through the increase in the number of email addresses and lists that we have and develop and the hiring or a salesman to promote our services.

                             DESCRIPTION OF PROPERTY

         Our corporate facilities are shared with our sole officer and director which includes the use of telephones and equipment for $100.00 per month. This arrangement will started in August 2000 and will continue until such time as the Company needs and can afford to lease its own office facilities.

         We also lease space on an internet service provider's server based upon the amount of memory we use.


             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:


          Name                      Age        Position
--------------------------------------------------------------------------------
          Mark Wells                42         President; Secretary and Director

Background of Directors and Executive Officers:

Mark Wells. Mr. Wells has had extensive experience in financial analysis and bringing financial programs to market in both the commercial and public markets. He has over fifteen (15) years experience in commercial and public finance with a broad and successful history in sales management, new territory development, contract negotiations and financial analysis. He has been regional manager of with General Electric Capital Corporation since 1999 where he is responsible for sales, marketing and coordinating inside sales efforts for General Electric Capital's vendor financial services information technology division. Prior to his joining General Electric Capital Corporation, he held positions as: a finance executive with Computer Leasing Group; regional manager of Copelco Capital; and vice-president of VAResources, a computer leasing company. He has been president of a private company, Covenant Holdings Group, LLC since 1999.

         Initially, Mr. Wells will not spend full time on the activities of the company since his current activities would take up some of his time. Mr. Wells's activities include his current job but can devote more and more time to the activities of the company as time goes on. Initially, he expects to spend five hours per week and increase that weekly time as the activities of the company require. Mr. Wells is prepared to devote himself full time to the success of the company.

                     REMUNERATION OF DIRECTORS AND OFFICERS

         Our sole officer and director has received no compensation other than the 3,500,000 shares of common stock he received for services on August 2, 2000 and has no employment contract with the company.

     Name of Person          Capacity in which he served          Aggregate
Receiving compensation          to receive remuneration          remuneration
--------------------------------------------------------------------------------
     Mark Wells              President, Secretary               3,500,000 shares
                               and Treasurer                    of common stock

         Mr. Wells received the common stock upon formation of the company and it is impracticable to determine the cash value. Since the common stock was issued upon forming of our company for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

         As of the date of this offering, we have no plans to pay any remuneration to anyone in or associated with our company. When we have funds and/or revenue, our board of directors will determine any remuneration at that time.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         On August 2, 2000, the president of the company received 4,000,000 shares of common stock which we issued to him for $4,000, composed of $500 cash and $3,500 of his services.

         On August 28, 2000, we entered into an agreement with a company to develop and link our website for which the company received a total of 200,000 shares valued at $0.05 per share.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:
          o    a director or officer of the issuer;
          o    any principal security holder;
          o    any promoter of the issuer;
          o any relative or spouse, or relative of such spouse, of the above referenced persons.



                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:

                                    Name and Address                   Amount owned
     Title                               of Owner                      before offering           Percent
--------------------------------------------------------------------------------------------------------

President, Secretary                Mark Wells                              4,000,000            95.24%
    And Director                    709-B West Rusk, Suite 500
                                    Rockwall, Texas 75032
                                                                            ---------------------------

Total                                                                       4,200,000           100.00%

After offering:    Minimum                                                  4,000,000            90.90%
--------------
                   Maximum                                                  4,000,000            64.52%


                            SECURITIES BEING OFFERED

         We are offering for sale common stock in our company at a price of $0.25 per share. We are offering a minimum of 200,000 shares and a maximum of 2,000,000 shares. The authorized capital in our company consists of 25,000,000 shares of common stock, $0.001 par value per share. As of September 30, 2000, we had 4,200,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.


       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company. Our attorney may purchase shares in this offering. Our certified public accountant may not purchase shares in this offering.

                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have retained the same accountant, Charles E. Smith, as our independent certified public accountant since our inception on August 2, 2000. We have had no disagreements with him on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.


                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is T. Alan Owen & Associates, P.C., 1112 E. Copeland Road, Suite 420, Arlington, Texas 76011.


                                     EXPERTS

         The financial statements as of September 30, 2000, and for the period from inception (August 2, 2000) to September 30, 2000 of the company included in this prospectus have been audited by Charles E. Smith, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.

                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                                Charles E. Smith

                           Certified Public Accountant
                                 709-B West Rusk
                                    Suite 580
                              Rockwall, Texas 75087

                            TELEPHONE (214) 212-2307

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Mentor Promotions, Inc.

         I have audited the accompanying balance sheets of Mentor Promotions, Inc. (a development stage company) as of September 30, 2000, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the period from inception (August 2, 2000) to September 30, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mentor Promotions, Inc. as of September 30, 2000, and the results of operations and its cash flows for the period from inception (August 2, 2000) to September 30, 2000 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note F to the financial statements the Company is a start up enterprise and presently does not have capital resources which raises doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from the outcome of this uncertainty.



/s/ Charles E. Smith
--------------------
    Charles E. Smith
    Rockwall, Texas
    October 6, 2000




                             MENTOR PROMOTIONS, INC.


                                 BALANCE SHEETS
                               September 30, 2000


                                     ASSETS
                                     ------

                                                                      Sept 30, 2000
                                                                    ----------------

 CURRENT ASSETS:
     Cash                                                                      $191
     Marketable securities                                                   12,500
                                                                    ----------------
     Total Current Assets                                                   $12,691

 PROPERTY AND EQUIPMENT:
     Website (net of $556 in amortization)                                    9,444

                                                                    ----------------

 TOTAL ASSETS                                                               $22,135
                                                                    ================




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


 LIABILITIES
     Accounts payable                                                          $325
     Income taxes payable                                                     1,142
                                                                    ----------------
     Total Liabilities                                                        1,467

 STOCKHOLDERS' EQUITY
     Common stock, $0.001 par value, 25,000,000 shares authorized,
          4,200,000 shares issued and outstanding                             4,200
     Additional paid-in-capital                                              10,000
     Equity accumulated during the development stage                          6,468
                                                                    ----------------
         Total Stockholders' Equity                                          20,668
                                                                    ----------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 $22,135
                                                                    ================

















 See accompanying notes               F-2

                             MENTOR PROMOTIONS, INC.


                             STATEMENT OF OPERATIONS
          Period from inception (August 2, 2000) to September 30, 2000


                                                              Period from
                                                               Inception
                                                             (Aug 2, 2000)
                                                                  to
                                                             Sept 30, 2000
                                                            ----------------

 REVENUE:
     Sales                                                          $12,500

 COST OF SALES:                                                           0
                                                            ----------------

 GROSS PROFIT                                                        12,500

 OPERATING EXPENSE:
     Depreciation and amortization                                      556
     Consulting - related party                                       3,500
     General and administrative                                         834
                                                            ----------------
         Total Operating Expense                                      4,890

                                                            ----------------

 Net Operating Income                                                 7,610

 Provision for income taxes                                          (1,142)
                                                            ----------------

 NET LOSS                                                            $6,468
                                                            ================



 Weighted average shares outstanding                              4,111,864
                                                            ================

 Loss per share - basic and diluted                                  ($0.00)
                                                            ================








 See accompanying notes                F-3



                             MENTOR PROMOTIONS, INC.


            STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT

            Period from inception (August 2, 2000) to August 31, 2000




                                             Common  Stock                             Paid In
                                         Shares          Amount                        Capital           Total
                                  --------------------------------------------------------------    ----------------

 Balance,
         August 2, 2000
         (date of inception)                  -0-             -0-                           -0-                 -0-

 Shares issued on August 2, 2000 for:
            Cash                          500,000             500                                               500
            Services                    3,500,000           3,500                                             3,500

        August 28, 2000 for:
            Website development           200,000             200                         9,800              10,000

 Paid in capital by shareholder                                                             200                 200

 Net Loss                                                                                                     6,468

                                  --------------------------------------------------------------    ----------------
 Balance
         Septemebr 30, 2000             4,200,000          $4,200                       $10,000             $20,668
                                  ==============================================================    ================









 See accompanying notes               F-4





                             MENTOR PROMOTIONS, INC.


                             STATEMENT OF CASH FLOWS
          Period from inception (August 2, 2000) to September 30, 2000


                                                                            Period from
                                                                             Inception
                                                                           (Aug 2, 2000)
                                                                                to
                                                                           Sept 30, 2000
                                                                          ----------------

 CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                                      $6,468
     Adjustments to reconcile net loss to net
             cash (used) by operating activities:
                 Items not requiring cash:
                 Amortization                                                         556
                 Paid in capital by shareholder                                       200
                 Stock issued for services                                          3,500
     Adjustments for other operating activities:
           Marketable securities received in payment for services                 (12,500)
           Increase in accounts payable                                             1,467
                                                                          ----------------
 NET CASH (USED) BY OPERATING ACTIVITIES:                                            (309)


 CASH FLOWS FROM INVESTING ACTIVITIES:                                                  0

 CASH FLOWS FROM FINANCING ACTIVITIES:
     Sale of common stock                                                             500

                                                                          ----------------
     Total cash flows from financing activities                                       500

                                                                          ----------------

 NET INCREASE IN CASH                                                                $191

 CASH, BEGINNING OF PERIOD                                                              0
                                                                          ----------------

 CASH, END OF PERIOD                                                                 $191
                                                                          ================




 Non-cash investing activity - the company issued 200,000 shares valued at $0.05 per share for a total of $10,000 for development of its website.












 See accompanying notes               F-5

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2000


Note A - Nature of Business and Summary of Significant Accounting Policies:
---------------------------------------------------------------------------

History: The Company was organized August 2, 2000 under the name of Mentor Promotions, Inc. in the State of Nevada. The Company's business plan outlines its plan of operations which is to promote business and/or products over the internet. Its development activities included the setting up of the Company's website and soliciting clients to provide services to.

Basis of Accounting:
-------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:
-------------------
Revenue is recognized when a loan is closed. The company receives a fee for each loan that is processed through its website and subsequently closed.

Cash and Cash Equivalents:
-------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Profit (Loss) per Common Share:
------------------------------
Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the period presented.

Accounting Estimates:
--------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock based compensation:
------------------------
The Company accounts for stock based compensation in accordance with FAS 123 and APB No. 25 and the Financial Accounting Standards Board Interpretation No. 44. This requires that we base the issuance of stock at the fair value of the consideration received.

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2000

Note A - Nature of Business and Summary of Significant Accounting Policies (con't):
--------------------------------------------------------------------------------
Software Development Costs: The Company accounts for its software development costs under the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which was issued by the AICPA in 1998. This requires the capitalization of the costs incurred in connection with developing or obtaining internal-use software.

Income Tax:
----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (ATM) system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

Note B - Web site:
-----------------

The Company's paid $10,000 for development of its website which was paid by issuing 200,000 shares of common stock. The cost of the web site is being amortized over three years starting in August 2000.

The cost of developing the web site is accounted for under the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which was issued by the AICPA in 1998. This requires the capitalization of the costs incurred in connection with developing or obtaining internal-use software.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 (FIN No. 44) "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB Opinion No. 25" which was effective July 1, 2000. The website development was paid for by issuing 200,000 shares of common stock, the value of which was $0.05 per share which was arbitrarily determined and negotiated since there was no readily determinable market value for the Company's shares.

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2000

Note C - Stockholders' Equity:
-----------------------------

Common Stock:
-------------
The Company is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At September 30, 2000, there were 4,200,000 shares outstanding respectively. The Company has not paid a dividend to its shareholders.

Common stock issuances
On August 2, 2000, the Company issued 2,000,000 shares to the President for $4,000, comprised of $500 cash and $3,500 of his services. The services were valued at $3,500 and the stock issued at par.

On August 28, 2000, the Company issued to an unrelated party 200,000 shares of stock for the development of its website valued at $10,000. The value assigned of $0.05 per share was arbitrarily determined and negotiated by the Company and the developers of the website since there was no readily determinable market value for the shares.

Note D - Income Taxes:
---------------------

The Company had a net operating income of $7,610 for the period presented and has recorded a tax liability of $1,142. The Company's year end is December 31.

The Company has adopted the asset and liability method of accounting for income taxes as required by SFAS No. 109. In accordance with SFAS No. 109, the Company has recorded a valuation allowance equal to the deferred tax asset as a result of the Company's "going concern" opinion referred to in Note F and the uncertainty that it will be realized.

Note E - Related Party Transactions:
-----------------------------------

In August 2000, the Company issued to its President 4,000,000 shares in consideration for $4,000, comprised of $500 cash and $3,500 of his services. The services were valued at $3,500 and the stock was issued at par.

Note F - Going Concern:
----------------------

The Company has minimal capital resources available to meet obligations expected to be incurred given that it is a start up enterprise. Accordingly, the Company's continued existence is dependent upon the successful operation of the Company's plan of operations, selling common stock in the Company, or obtaining financing. Unless these conditions among others are met, the Company may be unable to continue as a going concern.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                           2
Corporate Information                                                        2
Risk Factors                                                                 3
Forward Looking Statements                                                   4
Dilution                                                                     5
Plan of Distribution                                                         7
Use of Proceeds                                                              7
Description of Business                                                      8
Plan of Operations                                                           11
Description of Property                                                      12
Director's, Executive Officers and Significant Employees                     12
Remuneration of Officers and Directors                                       13
Interest of Management and Others in Certain Transactions                    13
Principal Shareholders                                                       13
Securities Being Offered                                                     14
Relationship with Issuer of Experts Named in Registration Statement          14
Legal Proceedings                                                            14
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                            15
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                          15
Legal Matters                                                                15
Experts                                                                      15
Dividend Policy                                                              16
Transfer Agent                                                               16
Financial Statements                                                         F-1


Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.          Indemnification of Directors and Officers

Not applicable.

Item 14.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable  itemized  statement of all
anticipated   out-of-pocket   and   overhead   expenses   (subject   to   future
contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.
                                             Minimum               Maximum
                                            -------------------------------
        SEC Registration Fee                $    269             $      269
        Printing and Engraving Expenses        2,000                 19,000
        Legal Fees and Expenses                5,000                  5,000
        Edgar Fees                             1,800                  1,800
        Accounting Fees and Expenses           2,500                  2,500
        Blue Sky Fees and Expenses             5,000                  5,000
        Miscellaneous                            200                    200
                                            -------------------------------
                  TOTAL                     $ 16,769             $   33,769

Item 15.          Recent Sales of Unregistered Securities

        The Company sold on August 2, 2000 to its founder 4,000,000 shares of common stock which was issued to him for $4,000, composed of $500 cash and $3,500 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during August 2000, the founder, sole officer and director purchased stock for a combination of $500 cash and $3,500 of services.

         The Company issued 200,000 shares on August 28, 2000 to a company in consideration for building and developing the website. This stock was valued at $10,000 or $0.05 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on August 20, 2000, this company developed the web site in exchange for 200,000 shares of stock valued at $0.05 per share or a total of $10,000 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

 Item 16.       Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.        Identification of Exhibit
   3.1    -      Articles of Incorporation
   3.2    -      By Laws
   4.2    -      Specimen Stock Certificate
  10.4    -      Subscription Escrow Agreement
  10.6    -      Form of Subscription Agreement
  23.1    -      Opinion of T Alan Owen & Associates, P.C., Attorneys at Law
  23.2    -      Consent of T Alan Owen & Associates, P.C., Attorneys at Law
  23.3    -      Consent of Charles E. Smith, Certified Public Accountant

Item 17.        Undertakings
                The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
                Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Rockwall, State of Texas, on the date indicated below.

                                            Mentor Promotions, Inc.


                                            By:  /s/  Mark Wells
                                            -------------------------------
                                                      Mark Wells, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                            Title                      Date
--------------------------------------------------------------------------------


 By:  /s/  Mark Wells               President, Secretary,
 -------------------------------    Treasurer; Director         October 6, 2000
           Mark Wells, President